Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2024 of Osisko Development Corp. of our report dated March 28, 2025, relating to the consolidated financial statements, which appears in Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F.

We also consent to reference to us under the heading Interests of Experts in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Montréal, Canada

March 28, 2025